UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On October 16, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR +) a material change report that includes a copy of a press release, a copy of which is attached hereto as Exhibit 99.1, which is incorporated by reference into the Registration Statements of Bitfarms Ltd. on Form F-10 (File No. 333-272989) and Form S-8 (File No. 333-278868 and File No. 333-285894), each as amended or supplemented.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Material Change Report dated October 16, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: October 17, 2025

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